United States securities and exchange commission logo





                              September 5, 2023

       Nir Klein
       Chief Executive Officer
       Silynxcom Ltd.
       19 Yad Ha'Harutzim St.
       Netanya, 4250519, Israel

                                                        Re: Silynxcom Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted August
24, 2023
                                                            CIK No. 0001976443

       Dear Nir Klein:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement of Form F-1 submitted August 24, 2023

       Our Sales Process and Customers, page 50

   1. We note your response to prior comment 9. If you elect to highlight names of your customers, such as the
Navy Seals, and the ones you identify are not included in the table in this section, revise
to make that clear.
       Key Growth Strategies, page 53

   2. Please file as an exhibit the contract mentioned in the second bullet point on page 54.
       Major Milestones, page 54
 Nir Klein
Silynxcom Ltd.
September 5, 2023
Page 2
3. We note your response to prior comment 9. Please revise the disclosure on page 54 to state how many active distributors that you currently have in your international distributor network.
Employment and Service Agreements, page 62

4. We note your response to prior comment 10. Please revise to discuss the changes to the terms of employment that will change after this offering. In this regard, we note that the disclosure on page F-65 indicates that the terms of employment will change after this offering.
Notes to the Audited Financial Statements, page F-8

5. We note your response to prior comment 12. Given the US Dollar is your reporting currency, please revise your footnotes to provide information in US Dollars. For example, we note the information included in Footnote 15 - Commitments and Pledges includes substantial financial information in NIS without the equivalent US Dollar amount.
General

6. Please reconcile your revisions in response to prior comment 3 with your disclosure on page F-9.
        You may contact Mindy Hooker at (202) 551-3732 or Claire Erlanger at
(202) 551-3301
if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek at (202) 551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameNir Klein
                                                            Division of
Corporation Finance
Comapany NameSilynxcom Ltd.
                                                            Office of
Manufacturing
September 5, 2023 Page 2
cc:       Oded Har-Even, Esq.
FirstName LastName